UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

INTERNATIONAL MONEY EXPRESS, INC.
(Name of Subject Person and Filing Person (Issuer)

Warrants to Purchase Common Stock
(Title of Class of Securities)

46005L119
(CUSIP Number of Class of Securities)

Robert Lisy
Chief Executive Officer and President
International Money Express, Inc.
9480 South Dixie Highway
Miami, Florida 33156
(305) 671-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Richard A. Denmon, Esq.
Carlton Fields, P.A.
Corporate Center Three
4221 W. Boy Scout Boulevard
Tampa, Florida 33607
Phone:  (813) 223-7000
Fax: (813) 229-4133

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$23,743,997	$2,877.77

(1)
The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. International Money Express, Inc. (the “Company”) is offering holders of all 8,959,999 warrants of the Company (representing 8,749,999 Public Warrants and 210,000 Private Warrants (each as defined below), collectively the “Warrants”) outstanding, as of March 25, 2019,  opportunity to exchange such Warrants and receive a combination of 0.201 shares of common stock, par value $0.0001 per share, of the Company and $1.12 in cash, without interest, for each Warrant tendered. The transaction value was determined by using the average of the high and low prices of the Public Warrants of the Company as reported on the OTC Pink marketplace maintained by OTC Markets Group, Inc. on March 25, 2019, which was $2.65.

(2)
The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,877.77	Filing Party: International Money Express, Inc.

Form or Registration No.: Form: S-4 (Registration No. 333-230573) and Schedule TO-I	Date Filed: March 28, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by International Money Express, Inc., a Delaware corporation (the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on March 28, 2019 (as amended, the “Schedule TO”).  The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to each of its holders of outstanding warrants (“Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), to receive a combination of (the “Exchange Consideration”) of 0.201 shares of Common Stock and $1.12 in cash, without interest, in exchange for every outstanding Warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”).  The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated March 28, 2019 (the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Concurrently with the Offer, we also solicited consents from holders of the Warrants to amend (the “Warrant Amendment”)  the Warrant Agreement, dated as of January 19, 2017, by and between the Company and Continental Stock Transfer & Trust Company  (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to require that each outstanding Warrant be converted into a combination of 0.181 shares of our Common Stock and $1.00 in cash, without interest (the “Conversion Consideration”), which Conversion Consideration is approximately 10% less than the Exchange Consideration applicable to the Offer.  Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Warrants is required to approve the Warrant Amendment. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 65% of the then outstanding Warrants.

This Amendment No. 1 to the Schedule TO is being filed to report the final results.

Only those items in the Schedule TO that are being amended hereby are being described in this Amendment No. 1. Except as specifically described herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 1 does not modify any of the other information previously provided in the Schedule TO, the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read this Amendment No. 1 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on April 25, 2019 at 11:59 p.m., Eastern Standard Time (the “Expiration Date”), in accordance with its terms. The Company has been advised that as of the Expiration Date, 8,916,465 outstanding Warrants, or approximately 99.51% of the 8,959,999 outstanding public Warrants were validly tendered and not withdrawn in the Offer, excluding 4,507 Warrants that were tendered through notice of guaranteed delivery. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 1,792,193 shares of Common Stock and pay approximately $9,986,440.80 in cash in exchange for such Warrants.  In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 99.51% of the outstanding Warrants to the Warrant Amendment, which exceeds the 65% of the outstanding Warrants required to effect the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer.”

On April 30, 2019, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(6) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange, dated April 25, 2019 (incorporated by reference to the Prospectus filed by the Company with the SEC pursuant to Rule 424(b)(3) on April 26, 2019).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Press Release, dated March 28, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37986) filed by the Company on March 27, 2019).

(a)(6)	Press Release, dated April 30, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37986) filed by the Company on April 30, 2019).

(b)(1)
Credit Agreement, dated November 7, 2018, by and among Intermex Wire Transfer, LLC, Intermex Holdings, Inc., International Money Express, Inc., International Money Express Sub 2, LLC, each Guarantor, and KeyBank National Association, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on filed on November 8, 2018).

(b)(2)
Amendment No. 1, dated as of December 7, 2018 to the Credit by and among Intermex Wire Transfer, LLC, Intermex Holdings, Inc., International Money Express, Inc., International Money Express Sub 2, LLC, each Guarantor, and KeyBank National Association, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on filed on December 10, 2018).

(d)(i)
Second Amended and Restated Certificate of Incorporation of the Company, dated July 26, 2018 (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(ii)
Second Amended and Restated Bylaws of the Company, effective as of July 26, 2018 (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

d)(iii)
Warrant Agreement, dated January 19, 2017, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(iv)
Shareholders Agreement, dated July 26, 2018, between the Company and the stockholders of the Company signatory thereto (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(v)
Shareholders Agreement Amendment, dated as of December 12, 2018, by and among FinTech Investor Holdings II, LLC, the Company and SPC Intermex Representative LLC. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K on filed on December 14, 2018).

(d)(vi)
Registration Rights Agreement, dated July 26, 2018, by and among FinTech Acquisition Corp. II, SPC Investors, Minority Investors and Additional Investors (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(vii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(viii)
International Money Express, Inc. 2018 Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.3(a) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(ix)	Form of Director RSU Agreement (incorporated by reference to Exhibit 10.3(b) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(x)	Form of Incentive Stock Option Award (incorporated by reference to Exhibit 10.4(a) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xi)	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.4(b) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xii)	Form of Restricted Stock Award (Director) (incorporated by reference to Exhibit 10.4(d) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xiii)
Form of Restricted Stock Award (Executive Officer) (incorporated by reference to Exhibit 10.4(e) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xiv)
Form of Nonqualified Stock Option Agreement (Robert Lisy) (incorporated by reference to Exhibit 10.4(f) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(v)
Amended and Restated Employment Agreement by and between Robert Lisy and Intermex Holdings, Inc. dated as of December 19, 2017 (incorporated by reference to Exhibit 10.5(a) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(vi)
Amended and Restated Employment Agreement by and between Darrell Ebbert and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(b) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(vii)
Employment Agreement by and between Eduardo Azcarate and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(c) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(viii)
Amended and Restated Employment Agreement by and between Jose Perez-Villarreal and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(d) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(ix)
Amended and Restated Employment Agreement by and between Jose Perez-Villarreal and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(d) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(x)
Employment Agreement by and between William Velez and Intermex Holdings, Inc. dated as of February 1, 2017 (incorporated by reference to Exhibit 10.5(f) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xi)
Employment, Transition and Separation Agreement by and between Darrell Ebbert and Intermex Holdings, Inc., dated as of March 10, 2018 (incorporated by reference to Exhibit 10.5(g) to the Registrant’s Registration Statement on Form S-1 filed on September 28, 2018 (File No. 333-226948)).

(d)(xii)
Employment Agreement, by and between Tony Lauro II and Intermex Holdings, Inc., dated as of October 22, 2018 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on filed on October 26, 2018).

(h)
Opinion of Carlton Fields, P.A. regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on March 28, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2019

INTERNATIONAL MONEY EXPRESS, INC.

By:	/s/ Robert Lisy
Robert Lisy
Chief Executive Officer and President